UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
6-K
/A
(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE
13A-16
OR
15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
September
13
,

2023
Commission File Number:
001-40352

Genius Sports Limited
(Translation of registrant’s name into English)

Genius Sports Group
1st Floor, 27 Soho Square,
London, W1D 3QR
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F
or Form
40-F.
Form
20-F
☒             Form
40-F
☐
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(7):   ☐

EXPLANATORY NOTE
This Report on Form
6-K/A
(this “Amendment”) amends the Report on Form
6-K
filed by Genius Sports Limited (the “Company”) on August 7, 2023 (the “Original
6-K”)
solely to provide the Company’s interim report for the six month period ended June 30, 2023 formatted in Inline eXtensible Business Reporting Language (“ixBRL”), attached hereto as Exhibit 99.1. The information contained in Exhibit 99.1 is incorporated by reference into the Company’s registration statements on Form
F-3
(File No:
333-265466)
and on Form
S-8
(File Nos:
333-264254,
333-266904
and
333-269093).
Such interim report was previously filed without iXBRL as Exhibit 99.1 to the Original
6-K.
Except as described above, this Amendment speaks as of the original filing date of the Original
6-K
and does not amend, update or restate any information set forth in the Original
6-K
or reflect any events that occurred subsequent to the original filing date of the Original
6-K.

EXHIBITS

Exhibit No.	Description
99.1	Genius Sports Limited interim report for the six month period ended June 30, 2023.

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS SPORTS LIMITED

Date: September 13 , 2023	By:	/s/ Mark Locke
	Name:	Mark Locke
	Title:	Chief Executive Officer

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